UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2018 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 14, 2018 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 2, 2018. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2018 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2018 filed in Japan on June 28, 2018. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report. On April 1, 2018, our major subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd., was renamed MUFG Bank, Ltd.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, Bank of Tokyo-Mitsubishi UFJ agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in Bank of Tokyo-Mitsubishi UFJ’s current operations. In addition, in November 2014, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with Bank of Tokyo-Mitsubishi UFJ’s 2007 and 2008 voluntary investigation of Bank of Tokyo-Mitsubishi UFJ’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. Bank of Tokyo-Mitsubishi UFJ had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing Bank of Tokyo-Mitsubishi UFJ’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, Bank of Tokyo-Mitsubishi UFJ entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which Bank of Tokyo-Mitsubishi UFJ agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that Bank of Tokyo-Mitsubishi UFJ had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking Corporation, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. MUFG Bank is undertaking necessary actions relating to these matters. In addition, MUFG Bank is currently engaged in litigation with NYDFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

In July 2018, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS, our consolidated subsidiary, received an order from the Japanese Ministry of Finance suspending the special entitlements of MUMSS as a Japanese Government Bond Market Special Participant, and also received an order from the Japanese Financial Services Agency imposing an administrative monetary penalty, each based on a finding of market manipulation relating to 10-year Japanese government bond futures.

Additional Japanese GAAP Financial Information for the three months ended June 30, 2018

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

None.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2018	June 30, 2018
Loans to bankrupt borrowers	¥50,351	¥39,170
Non-accrual delinquent loans	614,955	597,866
Accruing loans contractually past due 3 months or more	29,193	22,876
Restructured loans	577,277	559,350

Total	¥1,271,777	¥1,219,263

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2018	June 30, 2018
Principal-guaranteed money trusts	¥7,105,161	¥6,922,224

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2018	June 30, 2018
Guarantee obligations for private placement bonds	¥489,114	¥481,276

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Equity in earnings of the equity method investees	¥68,021	¥84,488
Gains on sales of equity securities	31,120	67,314

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Write-offs of loans	¥33,597	¥27,201
Losses on investments as a result of the U.S. Tax Cuts and Jobs Act	—	17,439
Provision for reserve for contingent losses	28,131	1,276

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three months periods ended June 30, 2017 and 2018.

Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Depreciation	¥78,784	¥77,633
Amortization of goodwill	4,244	4,261

5.	Shareholders’ Equity

For the three months ended June 30, 2017

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

For the three months ended June 30, 2018

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and corporate customers of commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG reorganized its previous business groups (Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group and Global Markets Business Group) to realize the MUFG group’s collective strengths more effectively through integrated group-wide business operations under the medium-term business plan that was commenced in the three months ended June 30, 2018, and changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the three months ended June 30, 2017 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2017

	(in millions of yen)
	For the three months ended June 30, 2017
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥370,977	¥109,025	¥95,585	¥154,998	¥45,050	¥775,637	¥229,971	¥12,845	¥1,018,454
Operating expenses	302,692	74,266	61,847	115,529	28,735	583,071	56,314	39,813	679,199

Operating profit (loss)	¥68,285	¥34,758	¥33,737	¥39,468	¥16,314	¥192,565	¥173,657	¥(26,967)	¥339,255

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2018

	(in millions of yen)
	For the three months ended June 30, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥369,838	¥130,935	¥95,062	¥168,859	¥51,621	¥816,318	¥155,053	¥2,596	¥973,968
Operating expenses	303,822	72,962	61,101	117,366	29,748	585,001	57,029	38,179	680,210

Operating profit (loss)	¥66,016	¥57,973	¥33,960	¥51,493	¥21,873	¥231,316	¥98,023	¥(35,582)	¥293,757

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(3)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Total operating profit of reporting segments	¥339,255	¥293,757
Operating profit of consolidated subsidiaries excluded from reporting segments	5,868	4,454
Credit related expenses	(59,378)	(27,192)
Gains on reversal of allowance for credit losses	18,792	17,562
Gains on reversal of reserve for contingent losses included in credit costs	—	18,737
Gains on loans written-off	20,500	15,451
Net gains on equity securities and other securities	24,266	62,395
Equity in earnings of equity method investees	68,021	84,488
Others	(19,849)	(49,841)

Ordinary profit in the consolidated statement of income	¥397,476	¥419,814

7.	Financial Instruments

There are no material changes to be disclosed as of June 30, 2018 compared to March 31, 2018.

8.	Securities

*1

The following shows those securities as of June 30, 2018 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2018.

*2

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥1,100,828	¥1,141,040	¥40,211
Government bonds	1,100,828	1,141,040	40,211
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,492,230	2,490,008	(2,221)
Foreign bonds	1,120,883	1,111,445	(9,438)
Other	1,371,346	1,378,563	7,216

Total	¥3,593,058	¥3,631,048	¥37,990

	(in millions of yen)
	June 30, 2018
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥1,100,796	¥1,139,730	¥38,933
Government bonds	1,100,796	1,139,730	38,933
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,709,675	2,692,611	(17,063)
Foreign bonds	1,217,614	1,194,908	(22,705)
Other	1,492,061	1,497,703	5,641

Total	¥3,810,472	¥3,832,341	¥21,869

9.	Money Held in Trust

The following shows the money held in trust as of June 30, 2018 which was deemed material in the management of our group company businesses and showed material changes as compared to that as of March 31, 2018.

I.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2018
	Acquisition cost	Amount on consolidated balance sheet	Difference
Money held in trust not for trading purpose or being held to maturity	¥851,373	¥850,429	¥(943)

	(in millions of yen)
	June 30, 2018
	Acquisition cost	Amount on consolidated balance sheet	Difference
Money held in trust not for trading purpose or being held to maturity	¥886,297	¥882,727	¥(3,570)

10.	Derivatives

The following shows those derivatives as of June 30, 2018 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2018.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥17,919,469	¥742	¥742
	Interest rate options	6,292,605	322	192
Over-the-counter	Forward rate agreements	65,666,401	(0)	(0)
(“OTC”) transactions	Interest rate swaps	1,056,217,041	308,860	308,860
	Interest rate swaptions	41,396,052	(114,657)	77,959
	Other	6,695,033	9,146	(5,820)

	Total	—	¥204,413	¥381,934

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry”

(February 13, 2002) (“JICPA Industry Audit Committee Report No. 24”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		June 30, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥14,684,350	¥(5,143)	¥(5,143)
	Interest rate options	6,168,699	(20)	(17)
OTC transactions	Forward rate agreements	63,092,790	14	14
	Interest rate swaps	1,062,263,556	222,619	222,619
	Interest rate swaptions	42,788,703	(102,222)	90,027
	Other	6,550,088	7,081	(7,016)

	Total	—	¥122,328	¥300,483

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 and other relevant standards are excluded from the above table.

II.	Equity-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥563,990	¥(3,004)	¥(3,004)
	Stock index options	2,396,044	(20,472)	20,228
OTC transactions	OTC securities option transactions	1,261,723	17,375	35,880
	OTC securities index swap transactions	1,047,065	27,610	27,610
	Forward transactions in OTC securities indexes	14,899	62	62

	Total	—	¥21,571	¥80,777

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥457,735	¥5,043	¥5,043
	Stock index options	2,288,085	(22,809)	22,565
OTC transactions	OTC securities option transactions	1,311,445	15,586	33,259
	OTC securities index swap transactions	1,084,379	39,480	39,480
	Forward transactions in OTC securities indexes	17,170	369	369

	Total	—	¥37,670	¥100,719

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,479,884	¥(476)	¥(476)
	Bond futures options	1,143,864	213	(29)
OTC transactions	Bond OTC options	186,359	(26)	(18)
	Bond forward contracts	1,311,002	275	275
	Bond OTC swaps	271,552	(6,286)	(6,286)
	Total return swaps	286,332	1,956	1,956

	Total	—	¥(4,343)	¥(4,579)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,020,094	¥(2,185)	¥(2,185)
	Bond futures options	1,448,300	(451)	(359)
OTC transactions	Bond OTC options	616,736	(2)	(114)
	Bond forward contracts	1,502,133	(3,270)	(3,270)
	Bond OTC swaps	279,160	7,442	7,442
	Total return swaps	203,595	(14)	(14)

	Total	—	¥1,517	¥1,497

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

IV.	Credit-related derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥6,315,652	¥(1,330)	¥(1,330)

(Notes)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		June 30, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥6,344,856	¥1,766	¥1,766

(Notes)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Other derivatives

		(in millions of yen)
		March 31, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥56,000	¥—	¥17
	SVF Wrap Products	582,940	(7)	(7)
	Other	5,017	763	763

	Total	—	¥755	¥772

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	SVF Wrap Products are derivative instruments where MUFG Bank guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		June 30, 2018
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥70,353	¥354	¥141
	SVF Wrap Products	235,245	(2)	(2)
	Other	5,220	764	764

	Total	—	¥1,115	¥902

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	SVF Wrap Products are derivative instruments where MUFG Bank guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

11.	Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2017	2018
Basic earnings per common share	¥21.58	¥23.98
Diluted earnings per common share	21.50	23.89

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Profits attributable to owners of parent	¥289,025	¥315,000
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	289,025	315,000

	(in thousands)
	For the three months ended June 30,
	2017	2018
Average number of common shares during the period	13,389,288	13,132,250

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Diluted earnings per share
Adjustment to profits attributable to owners of parent	¥(1,098)	¥(1,148)
Adjustment related to dilutive shares of consolidated subsidiaries and others	(1,098)	(1,148)

	(in thousands)
	For the three months ended June 30,
	2017	2018
Increase in common shares	711	484

	(in millions of yen)
	For the three months ended June 30,
	2017	2018
Description of antidilutive securities which were not included in the calculation of diluted earnings per share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates:
	Morgan Stanley
	Stock options and others — 0 million units as of March 31, 2017	—

12.	Subsequent Events

I.	Cancellation of Own Shares

Based on a resolution of the Board of Directors on May 15, 2018, MUFG cancelled own shares on July 20, 2018 in accordance with the provisions of Article 178 of the Company Act.

(1)	Reason of the cancellation: To enhance shareholder returns, improve capital efficiency and conduct capital management flexibly

(2)	Type of shares canceled: Common shares of MUFG

(3)	Number of shares canceled: 72,420,700 shares (equivalent to 0.52% of the total number of shares issued before the cancellation)

(4)	Cancellation date: July 20, 2018

II.	Acquisition of Additional Shares in Bank Danamon

On August 3, 2018, MUFG Bank, Ltd. (the “Bank”), a consolidated subsidiary of MUFG, increased its equity interest in PT Bank Danamon Indonesia, Tbk. (“Danamon”) to 40.0% by acquiring an additional 20.1% of the outstanding shares of Danamon from Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other entities (together with AFI, the “Sellers”). As a result, Danamon became an equity method affiliate of MUFG and the Bank.

(1)	Objectives of the transaction

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

(2)	Outline of the proposed transaction

The Bank entered into conditional share purchase agreements with the Sellers on December 26, 2017 to acquire an aggregate equity interest of 73.8% in Danamon, subject to applicable regulatory approvals.

This strategic investment by the Bank will be executed in three steps. Upon the completion of the three steps, Danamon will be a consolidated subsidiary of MUFG and the Bank.

Step 1:

On December 29, 2017, the Bank acquired an initial 19.9% equity interest (1,907,344,030 shares) in Danamon from the Sellers based on a price of IDR 8,323 (approximately ¥70) per share at an aggregate investment amount of IDR 15,875 billion (approximately ¥133 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017, with certain adjustments applied.

Step 2:

On August 3, 2018, the Bank acquired an additional 20.1% equity interest (1,926,513,316 shares) in Danamon from the Sellers based on a price of IDR 8,921 (approximately ¥69) per share at an aggregate investment amount of IDR 17,187 billion (approximately ¥132 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018, with certain adjustments applied.

Step 3:

The Bank intends to seek the necessary approvals to increase its equity interest in Danamon above 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from the Bank. With the closing of Step 3, the Bank’s final equity interest in Danamon is expected to be 73.8% or larger. The price for Danamon’s shares in Step 3 will be calculated in a manner similar to Step 1 and Step 2.

(3)	Overview of Danamon

Corporate name:	PT Bank Danamon Indonesia, Tbk.
Name and title of representative:	Sng Seow Wah, President Director
Location:	Jakarta Indonesia
Date of establishment:	July 16, 1956
Business description:	Banking services
Paid-in capital:	IDR 5,901,122 million (as of December 31, 2017)
Number of shares outstanding:	9,584,643,365 shares (as of December 31, 2017)
Fiscal year end:	December 31

Financial summary of Danamon for the fiscal year ended December 31, 2017:

(millions of IDR)

Operating income:	25,592,155
Net operating income:	5,585,514
Net income attributable to shareholders:	3,681,551
Total assets:	178,257,092
Net equity:	39,172,152

(Notes)

1.	“Operating income” refers to the total of “Interest income,” “Insurance premium income” and “Other operating income.”
2.

The above figures are presented based on Regulation of Financial Service Authority (“POJK”) No. 6/POJK.03/2015 dated March 31, 2015 regarding “Transparency and Publication of Bank Reports” and its amendment No. 32/POJK.03/2016 dated August 8, 2016, as well as the Copy of Circular Letter of Financial Service Authority (“SEOJK”) No. 43/SEOJK.03/2016 dated September 28, 2016.